

**Form NRSRO: Exhibit 2**

**General Description of the Policies and
Procedures Used to Determine Credit Ratings**

**Initiation of Credit Ratings and Unsolicited Ratings:**

A.M. Best Rating Service's (AMBRS) primary business is the issuance of insurer financial strength ratings.  The company also issues ratings to parent holding companies, issue ratings on securities issued by these organizations, and certain insurance-linked transactions, and performs other credit rating services, including rating evaluation and assessment services. Ratings may be issued on a public or private basis.

Rating relationships are typically initiated when an unrated organization/issuer requests a rating from AMBRS.  Generally, AMBRS enters into a rating services agreement with the entity whereby obligations of the entity and AMBRS are enumerated, and the rating fee(s) established.

AMBRS does not currently assign "public data" (unsolicited ratings).

**Information Sources:**

Information relied on in the rating process typically includes official annual and quarterly (if available) financial statements as filed with the regulator of the state, province or country in which the company is domiciled.  These statements are supplemented by other publicly available documents, such as Securities and Exchange Commission (SEC) filings in the United States, or International Accounting Standards (IAS) financial statements.

Additional sources of information may include: business plans and/or financial projections provided by companies/issuers, audit reports prepared by certified public accountants, reports prepared by professional actuarial organizations, other information provided by the issuer, agents of the issuer (such as its legal counsel or other experts that are considered reliable) or third party vendors, and other publicly available information regarding the rated entity. AMBRS expects all information submitted by rated entities (or their agents) and third party vendors to be accurate and complete. This includes information requested by AMBRS, as well as information that has not been publicly disclosed or specifically requested. In addition, AMBRS expects that any information relevant to the rating process will be submitted on a timely basis, including any significant changes in the rated entity's/issue's financial condition.

AMBRS does not perform, nor is it obligated to perform, independent verification of information used in the rating process. In addition, AMBRS does not perform audits or



inspections, and as noted above, may rely on issuers and/or their agents for the accuracy, completeness and timeliness of such information. As such, a Best's Credit Rating should not be viewed as providing any type of assurance as to the accuracy, completeness or timeliness of information used as the basis of its communications, publications or the formulation of the rating opinion itself.

## Interaction with Management of a Rated Obligor or Issuer of Rated Securities:

Meetings with the management teams of rated entities/issuers are an integral and critical part of AMBRS's interactive rating process.  Typically, two AMBRS analysts, the assigned analyst and/or a more senior reviewing analyst, meet with management of rated entities/issuers on an annual basis. These meetings are sometimes supplemented with additional interaction between AMBRS analysts and rated entities/issuers management throughout the year as required. As previously noted, business plans and/or financial projections provided by rated entities/issuers are an extremely valuable source of information for the rating process.  These detailed plans may include non-public information regarding the firm's strategic and financial planning, as well as more granular analysis of a given entity's financial performance.  In addition to providing our analysts with additional insight regarding the underlying quantitative operating fundamentals of an obligor/issuer, these meetings also provide our analysts with the opportunity to better develop a qualitative assessment of the rated entity's/issuer's management team, which is an important component of our rating process.

## Structure and Voting Process of Rating Committees:

All ratings are initially determined and subsequently updated by a rating committee. The rating committee itself consists primarily of senior analytical staff who have the relevant skills and knowledge to develop the type of rating opinion being discussed and is generally chaired by a senior rating officer. Ratings analysts and rating committees are required to meet the standards and requirements of, and conduct themselves in accordance with, the principles set forth in AMBRS's Code of Conduct and other policies and procedures. The assignment of a credit rating by a rating committee, and not by any specific analyst, is essential in promoting and maintaining the integrity, consistency and fairness of the rating process.

The assigned rating analyst prepares a rating proposal for rating committee review and deliberation based on our analytical process, which incorporates a host of quantitative and qualitative measures that evaluate potential risks to an organization's financial health. These risks can include underwriting, credit, interest rate, country, and market risks, as well as economic and regulatory factors. The rating proposal reflects a thorough analysis of all information known by AMBRS and believed to be relevant to the rating process.

Each rating proposal is reviewed and modified, as appropriate, through a rigorous committee



process that involves a rating analyst presenting information and findings to committee members. All rating proposals are voted on and approved by committee. The voting will commence with the assigned analyst responsible for the rating. The voting order continues with the team leader / reviewer, and then in reverse order of title, with the chair voting last. A majority vote is acceptable for the approval of any rating. The committee chair is responsible for summarizing the committee rating determination and any follow up as required by the committee in order to maintain a permanent record of the proceedings.

## Procedures for Informing Rated Obligors/Issuers of Rated Securities of Credit Rating Decisions:

Following a committee's rating decision, obligors/issuers, or their authorized representatives, are contacted by AMBRS analysts as soon as practicable thereafter and informed of the committee's rating decision and the critical information and considerations upon which the committee based its decision. This communication may be done via conference call, email, or in-person meeting, and may be supplemented by a letter (which includes the rating rationale). Where feasible, and in accordance with AMBRS's dissemination procedures, AMBRS may forward to the obligor/issuer a draft copy of the press release announcing its rating decision to allow the obligor/issuer the opportunity to review the information. AMBRS forwards such information to the obligor/issuer to allow it the opportunity to ensure that no confidential information is contained therein.

An unpublished rating committee determination is considered material non-public information (MNPI). While the obligor/issuer is in possession of MNPI, AMBRS expects it will be treated as such. With the exception of ratings issued where the assigned analyst is employed by A.M. Best Europe – Rating Services Limited, should AMBRS believe that the MNPI has been misused in any way, or has become known to outsiders for any reason, AMBRS reserves the right to immediately release its rating decision. European law currently prohibits, under any circumstance, a credit rating agency from publishing a credit rating opinion until a fixed period of time has elapsed from the time that the rated entity was informed of the credit rating decision. This period of time is currently one working day.

## Procedures for Appealing Rating Decisions:

AMBRS reserves the right to release a rating at any time, at its sole discretion (except where prohibited by law). Where appropriate, rated obligors/issuers may be afforded a brief period of time to appeal a rating decision. In order to be eligible for an appeal, rated obligors/issuers are required to provide clarification regarding the principal considerations on which the rating is based, or material new information that could reasonably be expected to influence a rating committee's decision. In instances where AMBRS believes it may take a considerable amount of time to resolve an appeal, the rating may be placed "Under Review."



## Procedures for Monitoring, Reviewing and Updating Credit Ratings:

Following the assignment of a rating, AMBRS monitors its credit opinion on a regular and as needed basis in accordance with AMBRS policy. Generally, a credit opinion is formally reviewed at least annually. In addition to the annual credit review process, AMBRS analysts monitor industry conditions and/or obligor/issuer specific events that could be expected to have an impact on an obligor's/issue's creditworthiness on an interim basis. AMBRS may modify or affirm ratings following these reviews.

AMBRS disseminates credit rating actions (on public ratings) as soon as practicable (after the obligor/issuer has been informed of its rating decision) on a non-selective basis and free of charge on our publicly accessible web site. These ratings, once released on our web site, may subsequently be re-distributed through press releases and through electronic subscription services, and may also appear in other corporate printed publications.

## Procedures for Withdrawing a Rating:

AMBRS reserves the right to withdraw a rating at any time for any reason. For example, AMBRS reserves the right to suspend or withdraw a rating if it believes that the information provided to us is inadequate to continue rating an obligor/issuer/issue. The withdrawal of a rating is generally subject to the rating committee process. In instances where AMBRS suspends or withdraws a rating, we issue a press release that includes a final rating update and an explanation as to why the rating was suspended or withdrawn. A rating committee or press release is not required in instances where a rating is withdrawn because a debt or debt-like instrument matures and is no longer outstanding.

When a rated entity or issuer requests the withdrawal of an outstanding rating a final rating committee and update will be completed and a press release will be issued that includes the outcome of the final rating update and the subsequent withdrawal of the rating.

For more detailed information on our policies and procedures, please visit
http://www.ambest.com/nrsro/index.html.

## Rating Methodology:

The following are general descriptions of the methodology/criteria used in determining ratings for the categories that AMBRS is currently registered as a nationally recognized statistical rating organization. In any given rating action, a rating committee will determine what specific aspects of the overall methodology/criteria are relevant to that particular action.



More detailed information on rating methodology/criteria for the various types of ratings issued by AMBRS are available on our public web site at
http://www.ambest.com/ratings/methodology.asp

**Insurance Companies**

AMBRS's primary rating services business is the issuance of insurer financial strength ratings. The primary objective of Best's Credit Ratings within the insurance segment is to provide an opinion as to the rated entity's ability to meet its senior financial obligations, which for an operating insurance company are its ongoing insurance policy and contract obligations. The assignment of an interactive rating is derived from a comprehensive quantitative and qualitative evaluation of the following key rating factors: balance sheet strength, operating performance, business profile, enterprise risk management, and (if applicable) rating lift/drag.

AMBRS's rating analysis begins with the evaluation of the rating unit's balance sheet strength. Balance sheet strength is viewed as the foundation for financial security; thus, its evaluation is critical in determining a company's ability to meet its current and ongoing obligations. The evaluation of balance sheet strength includes an analysis of three main areas: 1) the insurance rating unit; 2) the financial flexibility and risks associated with the insurance holding company (IHC) and/or ownership structure; and 3) the impact of country risk on the balance sheet strength.

The balance sheet strength analysis at the rating unit level encompasses an assessment of capital adequacy, liquidity, and investment risk. One of the primary tools used to evaluate an insurer's balance sheet strength is Best's Capital Adequacy Ratio (BCAR). BCAR is a quantitative measure of the risks inherent in the rating unit's investment and insurance operations relative to its available capital. The stability of a rating unit's BCAR over time is emphasized in the analysis. A relatively stable BCAR would be viewed more favorably than a BCAR with a pattern of volatility. While the BCAR remains a key component of the initial balance sheet strength assessment, other factors—such as dependence on reinsurance programs to support capital, diversification and quality of assets, and liquidity—are also evaluated.

The financial health of the enterprise/organization is evaluated as part of the balance sheet strength assessment. This analysis involves a review of the impact of the IHC and/or affiliates on the lead rating unit. Insurance holding companies and their capital structures can have a significant impact on a subsidiary's overall financial strength and are therefore included in the analysis of the lead rating unit's balance sheet strength. When reviewing the IHC, AMBRS considers the financial strength of the parent (generally including the IHC's BCAR, internal capital models, or other capital adequacy measures), financial flexibility, liquidity, financial leverage, interest coverage, dividend requirements, and cash sources and uses (including unregulated non-insurance subsidiaries) to determine the effect on the lead rating unit.



AMBRS views operating performance as a leading indicator of future balance sheet strength and long-term financial stability. A rating unit's profitability affects its ability to generate earnings; weak earnings will not allow a company to effectively execute its business strategy. A rating unit with strong performance over time will generate earnings sufficient to maintain a prudent level of risk-adjusted capital and optimize stakeholder value. Strong performers are those companies whose earnings are relatively consistent and deemed sustainable. As such, a rating unit's operating performance and performance variability are analyzed on an absolute basis, while accounting for any impact from the country risk analysis, and compared against appropriate benchmarks. Generally, a rating unit with sustainable and considerably better and less volatile performance versus the appropriate benchmark will receive a relatively stronger operating performance assessment. Similarly, a rating unit with performance that is significantly inferior and displays more variability relative to the benchmark will typically receive a weaker operating performance assessment.

After concluding the operating performance review, the rating analyst conducts an assessment of the organization's business profile. Potential factors reviewed in the analysis of an organization's business profile include market position; degree of competition; control of distribution channels; pricing sophistication and data quality; underwriting culture; management quality; business strategy; product/geographic concentration; product risk; regulatory, event, market, and country risks; and, innovation.

Before completing a rating assignment, the country risk associated with a rating unit's country of domicile as well as country of operations (regulation, asset, and insurance exposure) must be incorporated into the analysis of balance sheet strength, operating performance and business profile. AMBRS defines country risk as the risk that country-specific factors will adversely affect an insurer's ability to meet its financial obligations, and separates these factors into three main categories of risk: economic risk, political risk, and financial system risk. The level of consideration given to country risk (i.e., its potential impact on the assessments of balance sheet strength, operating performance, and business profile) is determined on a case by case basis for each rating unit, based on its financial strength, position in the market, and ability to mitigate or manage its exposure to country risk.

The impact of enterprise risk management (ERM) on an insurer's rating is based on an understanding of the development and implementation of an insurer's risk management framework and an understanding of the insurer's risk management capability relative to its risk profile. AMBRS views the management of an organization's exposure to potential earnings and capital volatility, and the maximization of value to the organization's various stakeholders as the fundamental objectives of an ERM program. ERM allows organizations to identify and quantify their risks, set risk tolerances based on their overall corporate objectives, and take the necessary actions to manage risk in light of those objectives. As such, if a rating unit is practicing sound ERM and executing its strategy effectively within its stated risk tolerances, it



will preserve and build its balance sheet strength and perform successfully over the long term.

The same methodology/criteria and models are used for initial ratings and for the ongoing monitoring of ratings. Significant changes made to the methodology/criteria and models are applied to existing ratings in accordance with AMBRS's policies.

## Corporate Issuers

Insurance holding company structures provide a means to facilitate public ownership of insurers, which are regulated entities, and also provide greater flexibility in accessing the capital markets. AMBRS assigns Issuer Credit Ratings to these holding companies.  The financial strength rating of the operating insurers is an integral component of the assessment of the parent holding company's ability to repay its financial obligations, and is fundamentally an extension of the review of the operating company that takes into consideration the risks inherent in the holding company's operations. Since a holding company's operations are generally limited in nature and primarily exist to fund the operations of subsidiaries, a variety of tests and measures are reviewed. These include an assessment of the corporate capital structure, financial leverage, fixed charge coverage, liquidity, and historical sources and uses of capital.

We include insurance-linked securities issuers that provide reinsurance coverage and capital relief to their sponsors in the Corporate Issuers class of credit ratings.  In some cases where third parties provide attachment probabilities associated with such insurance-linked securities, AMBRS analysts consider Best's Idealized Issue Default Matrix, and Best's Idealized Issuer Default Matrix. The matrices are used to correlate the stochastically generated attachment probabilities to a particular rating level, before incorporating other considerations that may affect the ultimate ratings of the securities.

The same methodology/criteria and models are used for initial ratings and for the ongoing monitoring of ratings. Significant changes made to the methodology/criteria and models are applied to existing ratings in accordance with AMBRS's policies.

## Issuers of Asset-Backed Securities

To date, all of the company's ratings in this category relate to securities overwhelmingly backed by insurance related collateral.  Such collateral consists of trust preferred securities, surplus notes, insurance policies or annuities – all direct obligations of insurers. The Insurance-Linked Securities Group relies on the insurer financial strength ratings issued by AMBRS for modeling transactions collateralized by such insurance obligations, and considers Best's Idealized Issue Default Matrix and Best's Idealized Issuer Default Matrix. In limited instances, AMBRS may use ratings issued by certain other nationally recognized statistical rating organizations (NRSROs)



for obligors not rated by AMBRS in its modeling of specific transactions. In these instances AMBRS uses the ratings as issued by other NRSROs without modification.

In determining the credit ratings of asset-backed securities, AMBRS may consider the following quantitative factors: the structure of the transaction, including priority of payments; the credit quality of the collateral pool; recoveries in the event of credit defaults; size and number of note tranches being rated; overcollateralization levels; size of the equity tranche; interest rates paid to note-holders; hedges such as swaps, interest rate floors and caps, and other hedging mechanisms; liquidity facility and associated terms/conditions; reserve amount; credit enhancements such as guarantees by rated entities; and other structural features included in the transaction.

The qualitative factors that may be considered by AMBRS in the rating process for asset-backed securities include: the source/quality of the collateral as defined in origination agreements; the strength of legal opinions associated with the enforceability of payment obligations by carriers; the integrity of the legal structure; the extent to which the issuer can demonstrate bankruptcy remoteness from the originator or sponsor; the quality of the various service providers in the transaction; the existence of back-up servicer providers; the existence of certain representations and warranties associated with the collateral origination; the track record of the parties involved in the transaction; and other factors that give an indication of the soundness of the transaction.

The Insurance-Linked Securities Group uses the same methodology/criteria and models for initial ratings and for the surveillance of transactions. Significant changes made to the methodology/criteria and models are applied to existing ratings in accordance with AMBRS's policies.